Exhibit 12.1
Statement re Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,			Three Months Ended March 31, 2018
	2015	2016	2017
(dollars in thousands)
Net Loss Before Taxes	$(52,023)	$(40,969)	$(52,078)	$(14,388)
Add:
Fixed Charges	287	311	333	99
Total Earnings	$(51,736)	$(40,658)	$(51,745)	$(14,289)

Fixed Charges Calculation:
Interest expensed and capitalized	$—	$—	$—	$—
Amortized premiums, discounts, and capitalized expenses related to indebtedness	—	—	—	—
Interest factor in rents (1)	287	311	333	99

Total Fixed Charges	$287	$311	$333	$99

Ratio of Earnings to Fixed Charges	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(52,023)	$(40,969)	$(52,078)	$(14,388)

(1)	Consists of one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.